Exhibit 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of director KENNETH GEORGE HANNA

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) KENNETH GEORGE HANNA 250,000 HSDL NOMINEES LTD A/C SIP 152

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

7.	Number of shares acquired 31 (ALL DEFERRED INTO TRUST)	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share £ 4.5125	13.	Date of transaction 8 NOVEMBER 2004	14.	Date company informed 8 NOVEMBER 2004

15.	Total holding following this notification 250,183	16.	Total percentage holding of issued class following this notification 0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22.	Total number of shares or debentures over which options held following this notification N/A

23.	Any additional information THE DIRECTOR IS ALSO A POTENTIAL BENEFICIARY UNDER THE QUEST AND IS DEEMED TO BE INTERESTED IN 74,461 SHARES, WHILST THEY ARE HELD IN TRUST.	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification
J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 9 NOVEMBER 2004